

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2019

Randall D. Sampson
President and Chief Executive Officer
Canterbury Park Holding Corporation
1100 Canterbury Road
Shakopee, MN 55379

Re: Canterbury Park Holding Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2019
Exhibit Nos. 10.1, 10.1.1, and 10.1.2
Filed May 14, 2019
File No. 001-37858

Dear Mr. Sampson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance